Mail Stop 3561

                                                August 17, 2005


Eugene Wielepski
Chief Financial Officer and Vice President-Finance
I.C. Isaacs & Company, Inc.
3840 Bank Street
Baltimore, Maryland  21224-2522

		Re:	I.C. Isaacs & Company, Inc.
			Amendment No. 1 to Registration Statement on Form
S-2
			Filed on August 10, 2005
			File No. 333-125396
			Annual Report on Form 10-K for the Fiscal Year
Ended
			December 31, 2004, as amended
			File No. 0-23379

Dear Mr. Wielepski:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2004

General

1. We note your proposal to address all of the comments issued in our letter dated June 28, 2005 via future filings. However, we believe the revisions in the aggregate are substantive enough, particularly in light of your recent Form S-2 filing, to warrant an amendment to your Form 10-K for the fiscal year ended December 31, 2004. Please note that the revisions should be made for all of the prior comments and not just for the issues subject to further comment below. Also, please make conforming amendments to your subsequent filings on Forms
10-Q, to the extent applicable.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and..., page 14

Year Ended December 31, 2004 Compared to Year Ended December 31,
2003, page 15

2. We have reviewed your proposed disclosures in response to comment
1 in our letter dated June 28, 2005 and find the proposed disclosures very difficult to understand. Also, we are unclear as to why the systems limitations you discuss would impact your ability to provide the requested disclosures. In this regard, we believe you could discuss the overall change in your net sales by discussing first the factors that contributed to the overall change in gross sales, and then discussing separately the change in sales returns and allowances and how this impacted net sales for the year.

With respect to your discussion of the overall change in your gross sales, it appears, based on the information you have provided, that the change in overall sales volumes did not contribute significantly to the increase in gross revenues in fiscal 2004. Rather, the increased selling prices of your products, coupled with an increase in the volume of products sold at regular prices, rather than at promotional/discounted prices, caused the overall increase in gross revenues. If this is the case, please clarify your disclosure accordingly and attempt to provide the information in a summarized format, as appropriate. If our understanding is incorrect, please revise your disclosure to further clarify. Also, please note that the prior comment was issued with respect to the discussion of your results of operations in general, and not just with respect to the discussion of the changes in your net sales. Please revise your disclosures accordingly.

Item 15. Exhibits, Financial Statement Schedules, page 24

3. We reviewed your response to comment 3 in our letter dated June 28, 2005. Please address the part of the comment that relates to your Form 10-K exhibit requirements, as it appears your response addresses only your proposed revisions to the Form S-2. As indicated in the prior comment, it appears that you have omitted from your Form
10-K a number of exhibits required by Item 601 of Regulation S-K, including but not limited to your Articles of Incorporation, your Bylaws, your code of ethics, the listing of your subsidiaries, and copies of material contracts, such as the Framework Agreement. Please revise to either include all required exhibits or to incorporate them by reference to previously filed documents. Consolidated Financial Statements, page F-2

Consolidated Statements of Operations, page F-3

4. We reviewed your response to comment 4 in our letter dated June 28, 2005 and continue to believe you should revise your financial statements to present the loss on sale of property as an operating item. Refer to paragraph 45 of SFAS 144. We note your arguments that the land was never utilized in operations. However, we understand that you purchased the land in order to build a more modern distribution facility and believe your later decision to continue using your current facility was an operating decision that had consequences that should be reflected in operating income. Please revise your financial statements accordingly.


*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Adam Phippen, Staff Accountant, at (202)
551-
3336, or George Ohsiek, Accounting Branch Chief, at (202) 551-
3843,
if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-
3214, or me at (202) 551-3720 with any other questions.

                                                Sincerely,



                                                H. Christopher
Owings
                                                Assistant Director


cc:	Steven D. Dreyer, Esq.
	Arent Fox PLLC
	Via Fax: (212) 484-3990
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Eugene Wielepski
I.C. Isaacs & Company, Inc.
August 17, 2005
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